August 13, 2008 Via EDGAR

United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549-7010 Attn: Chris White, Branch Chief Accountant

Re:	ENSCO International Incorporated
          Form 10-K for the Fiscal Year Ended December 31, 2007
          Filed February 26, 2008

          Form 10-Q for the Quarterly Period Ended June 30, 2008
          Filed July 24, 2008
File No. 1-08097

Ladies and Gentlemen:

Following is our response to your letter dated July 30, 2008. In order to facilitate your review, we have repeated each of your comments in bold italics followed immediately by our response to that particular comment.

Form 10-K for the Year Ended December 31, 2007

1.	We note your business consists of two distinct components - contract acquisition activities and contract execution activities. We also note your contract acquisition activities are managed centrally under the direction of your CODM. When reviewing your various filings under Form(s) 10-K, 10-Q, 8-K earnings releases, and 8-K contract status of rigs, we find all of your financial disclosure is by geographic segment - not by acquisition or execution activities. We also note from your prior responses that you employ geographic segment managers. Therefore, it appears that your business is organized and managed on a geographic basis. For example, we note in your Form 10-Q for the period ended June 30, 2008, that you dropped day rates during 2007 to obtain contracts in the North and South America region due to decreased demand. Your Form 10-K for the year ended December 31, 2007 indicates you had increased demand for rigs in the Asia-Pacific and Europe/Africa regions. Please tell us how providing the geographic segment disclosure in your public filings correlates to your position that your business is managed on a rig-by-rig contract acquisition/contract execution basis.

We manage our contract acquisition activities (as previously defined) from the perspective of one worldwide rig fleet, not on a rig-by-rig basis. Managing contract acquisition activities of our worldwide rig fleet is the Company's single/exclusive business activity (as that term is defined in paragraph 10a of SFAS 131). Our individual drilling rigs are assets that we invest in and deploy in order to optimize available worldwide contract opportunities. Our rigs are not individual components of the Company that are capable of engaging in separate business activities. As previously noted, we do assess our contract execution activities (as previously defined) on a limited basis at a rig-by-rig level and on a more comprehensive basis at a geographic region level. Since contract acquisition is the most critical activity to the Company, is the principal source of variability in our operating results and has a greater impact on the long-term growth, viability and success of the Company, we reached our determination that we have a single operating segment based on an analysis of our contract acquisition activities.

With respect to the correlation between our disclosures on a geographic basis and our determination that we have a single worldwide operating segment, and as noted in more detail in our previous responses, we elect to provide disclosures on a major geographic basis because we believe such disclosures provide more insight into our business and financial performance or otherwise make it easier to digest and understand our performance, as compared to a single disclosure of our consolidated results.

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2.	We note the primary interest of the CODM is contract acquisition performance of each individual drilling rig. We also note you maintain certain financial information and prepare forecasts on a rig-by-rig basis and monitor the actual financial performance and evaluate it relative to forecasts on a regular basis. Also, your CODM makes decisions relative to the allocation of resources based on the types and capabilities of drilling rigs requested by your customers. Tell us if you consider each of your individual rigs an operating segment as defined by paragraph 10 of SFAS No. 131. If so, tell us how you consider the aggregation of your rigs into a single operating segment appropriate under the guidance of SFAS No. 131.

We do not consider each of our drilling rigs an operating segment as defined by paragraph 10 of SFAS No. 131 for the following reasons:
•	As discussed in our response above, we manage our contract acquisition activities (as previously defined) from the perspective of one worldwide rig fleet, not on a rig-by-rig basis. Managing contract acquisition activities of our worldwide rig fleet is the Company's single/exclusive business activity (as that term is defined in paragraph 10a of SFAS 131). Our individual drilling rigs are assets that we invest in and deploy in order to optimize available worldwide contract opportunities. Our rigs are not individual components of the Company that are capable of engaging in separate business activities.

•	Our chief operating decision maker ("CODM") makes decisions involving the allocation of resources based on current contract opportunities and perceptions and estimations of future customer requirements, not on the basis of the operating results of an individual drilling rig or rigs, and

•	The rig managers that are directly accountable for the contract execution activities (as previously defined) of the drilling rig do not discuss operating activities and financial results with the CODM and maintain minimal contact with the CODM.

3.	Please provide a copy of a complete set of information recently reviewed by your CODM in connection with allocating resources and evaluating performance of your worldwide fleet of rigs.

We have supplementally provided the requested information, which is subject to a confidential treatment request.

We have attempted to provide complete and thorough responses to your questions regarding our analysis of the applicable accounting standards. If you have further questions or require additional information about our analysis, we respectfully request a telephone conference with the appropriate personnel, which we believe may facilitate the exchange of information. If so, please let us know when would be a convenient date and time for the telephone conference. You may contact the undersigned or Alan Harvey of Baker & McKenzie LLP at (214) 978-3047.

Sincerely, /s/ James W. Swent III James W. Swent III Senior Vice President and Chief Financial Officer

cc:	Alan Harvey, Baker & McKenzie LLP Bob Carroll, U.S. Securities & Exchange Commission
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